SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

PLAYA HOTELS & RESORTS N.V.

(Name of Issuer)

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

N70544106
(CUSIP Number)

Cathleen McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

(212) 318-6620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Financial Company Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,001,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,001,000
11.	Aggregate amount beneficially owned by each reporting person 10,001,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person (see instructions) HC

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CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Financial Corporation Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,001,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,001,000
11.	Aggregate amount beneficially owned by each reporting person 10,001,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person (see instructions) HC

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CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Investments Jamaica Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IA

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CUSIP No. N70544106

1.	Names of reporting persons. Sagicor Life Jamaica Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IC

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CUSIP No. N70544106

1.	Names of reporting persons. Jamziv Mobay Jamaica Portfolio Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jamaica
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

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CUSIP No. N70544106

EXPLANATORY NOTE:

This Amendment No. 4 to Schedule 13D (this “Fourth Amendment”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on July 10, 2018 with respect to the ordinary shares, par value €0.10 per share (the “Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”), a limited liability company organized under the laws of the Netherlands, as such Original Schedule 13D was amended, modified and supplemented, as the case may be, by that Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2019 (the “First Amendment”), by that Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on June 15, 2020 (the “Second Amendment”) and by that Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on July 13, 2021 (the “Third Amendment”; the Original Schedule 13D as amended and modified by the First Amendment, the Second Amendment and the Third Amendment is referred to herein as the “Prior Statement. This Fourth Amendment is filed by Sagicor Financial Company Ltd., an exempted company continued under the laws of Bermuda (“New Sagicor”); Sagicor Financial Corporation Limited, an exempted company continued under the laws of Bermuda (“Old Sagicor”), Sagicor Investments Jamaica Limited, a company formed under the laws of Jamaica (“SIJ”); Sagicor Life Jamaica Limited, a company formed under the laws of Jamaica (“SLJ”); and Jamziv Mobay Jamaica Portfolio Limited, a company incorporated under the laws of Jamaica (“JMJPL”; together with New Sagicor, Old Sagicor, SIJ and SLJ, the “Reporting Persons”). Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Prior Statement.

Item 3. Source and Amount of Funds.

The information contained in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

On January 15, 2021, Old Sagicor and JMJPL completed the Sale Transaction, pursuant to which Old Sagicor purchased the remaining 8,501,000 Ordinary Shares held by JMJPL at a purchase price of $4.80 per share. Consequently, JMJPL, SIJ and SLJ no longer beneficially own any Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 165,537,783 ordinary shares outstanding upon completion of the Offering, as reported in that Prospectus Supplement (to Prospectuses dated October 20, 2020 and August 3, 2018), dated as of January 6, 2021 as filed with the Securities and Exchange Commission on January 8, 2021. None of the Covered Persons beneficially own any Ordinary Shares.

Other than as set forth in this Schedule 13D, none of the Reporting Persons or the Covered Person have effected any transactions in the Ordinary Shares in the sixty (60) days preceding the date of this Fourth Amendment, or since the most recent filing of Schedule 13D, by the Reporting Persons, whichever is less.

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CUSIP No. N70544106

Except for the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

The information in Item 4 is incorporated herein by reference.

As a result of the Secondary Offering and the Sale Transaction, this Fourth Amendment serves as an exit filing for the following persons who are no longer beneficial owners of 5% or more of the Ordinary Shares:

•	SIJ;
•	SLJ; and
•	JMJPL.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

In connection with the Sale Transaction, Old Sagicor entered into a Lock-Up Agreement, dated January 15, 2021 (the “Old Sagicor Lock-Up Agreement”) with the Representative substantially in the form of the JMJPL Lock-Up Agreement. Pursuant to the Old Sagicor Lock-Up Agreement, Old Sagicor agreed not to sell or transfer any Ordinary Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Ordinary Shares, until after February 5, 2021 without first obtaining the written consent of the Representative.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 of Item 7 is amended and restated as set forth in Exhibit 1 hereto and Item 7 is supplemented by adding Exhibit No. 9 as set forth below.

Exhibit No.	Description
9*	Old Sagicor Lock-Up Agreement*

*Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 20, 2021

Sagicor Financial COMPANY LTD.

By:	/s/ Dodridge D. Miller
Dodridge D. Miller, Group President &
Chief Executive Officer

Sagicor Financial CORPORATION LIMITEd

By:	/s/ Dodridge D. Miller
Dodridge D. Miller, Group President &
Chief Executive Officer of Sagicor Financial Company Ltd.

Sagicor INVESTMENTS Jamaica Limited

By:	/s/ Christopher W. Zacca
Christopher W. Zacca, Director

Sagicor Life Jamaica Limited

By:	/s/ Christopher W. Zacca
Christopher W. Zacca, Director

Jamziv Mobay Jamaica Portfolio Limited

By:	/s/ Christopher W. Zacca
Christopher W. Zacca, Director

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